8 January 2009

Third Quarter Trading Statement for 13 weeks to 3 January 2009

Best ever Christmas performance completes good third quarter

Highlights

- **Total sales for third quarter up 4.8 per cent (5.3 per cent excluding fuel)**
- **Like-for-like sales for third quarter up 3.9 per cent (4.5 per cent excluding fuel)**
- **Continued growth in customer numbers: 22.6 million customers at Christmas (1)**

Justin King, chief executive, said: "Sainsbury's good trading performance has continued over the past 13 weeks resulting in like-for-like sales growth, excluding fuel, of 4.5 per cent, with our best ever Christmas performance completing a good overall third quarter. Adjusting for the negative impact of the change in the rate of VAT, like-for-like sales growth, excluding fuel, was 4.9 per cent (2). We reacted quickly to changing oil prices during the quarter, lowering the price of petrol and diesel. The lower prices compared to a year ago have diluted overall sales growth for the quarter.

"We have continued to develop the Sainsbury's offer and demonstrated our ability to respond to rapidly changing customer needs. Sainsbury's offers great quality products at fair prices and appeals to the full range of customer needs and budgets. Customer transactions continued to grow over the quarter and now exceed 18 million a week with 22.6 million transactions in the seven days before Christmas.

"We once again improved customer service at Christmas. Product availability was strong and we had a great range of quality products and market-leading promotional offers. This resulted in our best ever Christmas performance including the company's busiest trading day on 23 December. We also delivered the highest ever trading performances for both Christmas Eve and New Year's Eve. Our online home delivery service delivered a record number of orders in the week before Christmas contributing to growth of 27 per cent for the full quarter.

"We also traded well during the quarter's other key seasonal events, Bonfire night and Halloween, and our 'Switch and Save' campaign, which highlighted the outstanding quality credentials of our standard own-brand product range, contributed to good growth within this range. Our Sainsbury's 'basics', standard and 'Taste the difference' range hierarchy provides customers with a choice of quality products at great value with 'basics' continuing to show the highest growth with sales up over 40 per cent year-on-year.

"Our non-food ranges continued to show good growth over the quarter. We had a strong non-food Christmas range and held a number of promotional events in the lead up to Christmas. This included our half price toy promotion in November when we sold nearly three million toys over the seven days of the event. We continue to be delighted with the performance of Tu, our own-brand clothing range, and are now the eighth largest retailer by volume in the UK clothing market with 2.3 per cent market share.

"During the quarter we opened six new stores, including a replacement store at Milton Keynes, our largest new store in eight years, and extended six stores. We also continued our planned programme of disposing of fully developed trading stores by selling the freehold on two stores for £86 million, reflecting a net initial yield of 5.5 per cent.

"The economic environment remains particularly challenging and we expect this to continue in 2009, however our continued investment in price and promotions along with universal appeal and a wide customer base means we are well positioned to continue our good progress."

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 7295

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Notes

(1) Customer transactions for the seven days 18 December 2008 to 24 December 2008 inclusive.

(2) Sainsbury's reports like-for-like sales growth on sales including VAT. The change in the rate of VAT from 1 December 2008 reduces like-for-like sales growth by 40bps for the third quarter as only five of the 13 weeks were impacted. Going forward we expect that like-for-like sales excluding fuel each quarter will be negatively impacted by approximately 90bps until 30 November 2009.

(3) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am GMT. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 9 January 2009.

(5) Quarter one and first half like-for-like and total sales growth have been Easter adjusted for comparative purposes. 2008/09 included an Easter Sunday trading week. 2007/08 included a Good Friday trading week and an Easter Sunday trading week.

Sales results for the year to date (Adjusted for the timing of Easter*):

2008/09	**Q1***	**Q2**	**H1***	**Q3**
Sales growth including fuel (%)				
Total	8.1	8.4	8.3	4.8
Lfl	7.3	7.5	7.4	3.9
Sales growth excluding fuel (%)				
Total	4.5	5.3	5.0	5.3
Lfl	3.4	4.3	3.9	4.5

(6) As previously announced Sainsbury's has restated the length of its third and fourth quarters to ensure the Christmas and New Year trading period remains within the third quarter. The results for the third quarter are for the 13 weeks ended 3 January 2009. The fourth quarter will be the 11 weeks ending 21 March 2009.

The revised comparative figures for these quarters are as follows (Adjusted for the timing of Easter*):

2007/08	**Q3**	**Q4***	**H2***
Sales growth including fuel (%)			
Total	6.1	6.5	6.3
Lfl	5.3	5.9	5.5
Sales growth excluding fuel (%)			
Total	5.0	4.8	4.9
Lfl	3.9	3.9	3.9

(7) Sainsbury's will announce its fourth quarter trading statement on 25 March 2009.

END